Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Greenland Technologies Holding Corporation

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (File No. 333-xxxxxx) of our report dated April 16, 2024, relating to the audit of the consolidated balance sheets of Greenland Technologies Holding Corporation and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements), which appears in the Form 10-K filed by the Company with the U.S. Securities Exchange Commission on April 16, 2024.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 23, 2025	Certified Public Accountants
PCAOB ID: 1171